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Filed by First Data Corporation
pursuant to Rule 425 under
the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

Contacts:	David Banks Investor Relations 303.967.8057
Greg Rossiter Media Relations 303.967.6275

First Data Board Increases Total Stock Buyback Authorization to $1.5 Billion
—Board also declares regular dividend of $0.02 per common share—

DENVER—May 21, 2003—First Data Corp. (NYSE: FDC) today announced that its share repurchase program has been increased by $1.145 billion. First Data's Board of Directors approved the additional authorization at its regularly scheduled Board meeting prior to the company's Annual Meeting of Shareholders. Added to the company's remaining authorization, the additional authorization now enables First Data to re-purchase up to $1.5 billion of its stock.

With today's filing of its Registration Statement in connection with the proposed merger with Concord EFS, Inc., First Data plans to renew its stock repurchase program. Repurchases under this program were suspended after negotiations with Concord began in mid-February 2003.

Consistent with past practices, purchases will be made in the open market or in privately negotiated transactions over a period of time and will depend on market conditions, business opportunities and other factors. Repurchase activity again would be suspended upon distribution of the definitive proxy materials and as otherwise required by SEC regulations.

Since 1998, First Data has repurchased more than 150 million shares for $3.65 billion under repurchase programs authorized by the company's board of directors.

At its meeting in Denver today, the Board also declared a regular quarterly dividend of $0.02 per common share. The dividend is payable on July 11 to shareholders of record on July 1, 2003.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 159,000 Agent locations in more than 195 countries and territories.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

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First Data Board Increases Total Stock Buyback Authorization to $1.5 Billion —Board also declares regular dividend of $0.02 per common share—